# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Altus Power, Inc., CIK 0001828723
CUSIP: 02217A102
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2200 ATLANTIC STREET, 6TH FLOOR, Stamford, Connecticut (CT), 06902
Date of event which requires filing of this statement: 04/15/2025
Filed by CIK 0001834151
Persons authorized to receive notices and communications: Chad Doellinger, 2121 North Pearl Street, Suite 300, Dallas, Texas (TX), 75201, (214) 979-6100

## Reporting persons
- CBRE Acquisition Sponsor, LLC (CIK 0001834151): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CBRE Services, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CBRE Group, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Altus Power, Inc.
Address of issuer's principal executive offices: 2200 ATLANTIC STREET, 6TH FLOOR, Stamford, Connecticut (CT), 06902
Comment: This Amendment No. 3 ("Amendment No. 3") to Schedule 13D amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission on December 20, 2021 (the "Original Schedule 13D", as amended by Amendment No. 1 thereto filed on September 29, 2022 and Amendment No. 2 thereto filed on February 7, 2025, and as amended, the "Schedule 13D"). The Items below amend the information disclosed under the corresponding Items in the Schedule 13D as described below. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Schedule I attached as Exhibit K to this Amendment No. 3 is incorporated herein by reference in this amended Item 2(a)

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented by adding the following:

On February 28, 2025, 7,429 February RSUs, each representing the right to receive one share of Common Stock, vested in accordance with their terms.

On March 31, 2025, pursuant to the terms of the Company Certificate, an aggregate of 181,125 shares of Class B common stock held by Sponsor were automatically converted into 1,811 shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On April 16, 2025 (the "Closing Date"), pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Parent.

In connection with the Merger and pursuant to the terms of the Company Certificate, on April 15, 2025, each share of Class B common stock then outstanding, including all 543,375 shares of Class B common stock beneficially owned by the Reporting Persons, was automatically converted into 2,885,853 shares of Common Stock in accordance with the terms of the Company Certificate.

On the Closing Date, immediately prior to the Effective Time and pursuant to the Merger Agreement, each then-outstanding February RSU and June RSU automatically converted into the right to receive, without interest and subject to any applicable withholding taxes, the product of (a) the aggregate number of shares of Common Stock underlying such award and (b) the Merger Consideration.

On the Closing Date, at the Effective Time and pursuant to the Merger Agreement each share of Common Stock beneficially owned by the Reporting Persons (including those shares issued upon conversion of the Class B common stock on April 15, 2025) was automatically canceled and converted into the right to receive the Merger Consideration.

At the Effective Time, pursuant to the terms of the Merger Agreement, Robert Bernard, the Class B Director and an employee of an affiliate of the Reporting Persons, ceased serving on the Issuer's board of directors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - (e) of the Schedule 13D are hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 3, 4, and 6 are incorporated by reference in its entirety into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transactions in Common Stock during the past 60 days, except as disclosed herein.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 04/16/2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented by adding the following:

The information set forth in Item 4 of Amendment No. 3 is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the 13D is hereby supplemented by adding the following:

K. Schedule I to Amendment No. 3 - Directors and Executive Officers of CBRE Group, Inc. and CBRE Services, Inc.

## Signatures
- CBRE Acquisition Sponsor, LLC: /s/ Emma E. Giamartino, Emma E. Giamartino, Chief Financial Officer of CBRE Services, Inc., sole member of CBRE Acquisition Sponsor, LLC (04/18/2025)
- CBRE Services, Inc.: /s/ Emma E. Giamartino, Emma E. Giamartino, Chief Financial Officer of CBRE Services, Inc. (04/18/2025)
- CBRE Group, Inc.: /s/ Emma E. Giamartino, Emma E. Giamartino, Chief Financial Officer of CBRE Group, Inc. (04/18/2025)